EXHIBIT 12

                              THE FINOVA GROUP INC.
                 COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES
                          AND PREFERRED STOCK DIVIDENDS
                             (Dollars in Thousands)

                                                   Three Months Ended March 31,
                                                  -----------------------------
                                                                       1998
                                                      1999           restated
                                                  ------------     ------------
Income before income taxes and preferred
  dividends                                         $ 82,772         $ 66,686
Add fixed charges:
Interest expense                                     131,183          110,280
One-third rentals                                      1,111              926
                                                    --------         --------
Total fixed charges                                  132,294          111,206
                                                    --------         --------
Income as adjusted                                  $215,066         $177,892
                                                    ========         ========
Ratio of income to fixed charges                        1.63             1.60
                                                    ========         ========

Preferred stock dividends on a pre-tax basis        $  1,581         $  1,581
Total fixed charges and preferred stock
  dividends                                         $133,875         $112,787
                                                    ========         ========
Ratio of income to fixed charges and preferred
  stock dividends                                       1.61             1.58
                                                    ========         ========